UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

RICHARDSON ELECTRONICS, LTD.

(Name of Issuer)

Common Stock, par value $.05 per share

(Title of Class of Securities)

763165107

(Cusip Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 763165107

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward J. Richardson
(2)	Check the appropriate box if a member of a group NA
(3)	SEC use only
(4)	Citizenship or place of organization U. S. A.
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,920,716
(6) Shared voting power 0
(7) Sole dispositive power 2,920,716
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,920,716
(10)	Check box if the aggregate amount in Row (9) excludes certain shares
(11)	Percent of class represented by amount in Row 9 18.4%
(12)	Type of reporting person IN

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This Amendment Number 24 amends the Schedule 13G dated February 7, 2011, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the “Company”) as follows:

Item 4.	Ownership

Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

(a)	Amount beneficially owned of 2,920,716, includes 2,892,891 shares of common stock which would be issued upon conversion of Mr. Richardson’s Class B common stock. Does not include (i) 6,664 shares of common stock and 4,500 shares of Class B common stock held by William G. Seils as custodian for Mr. Richardson’s son, Nicholas, (ii) 10,183 shares of common stock and 4,500 shares of Class B common stock held directly by Mr. Richardson’s son, Alexander, (iii) 1,188 shares of common stock held directly by Nicholas and (iv) 4,920 shares of common stock and 8,977 shares of Class B common stock held by Mr. Richardson’s wife, as to all of which Mr. Richardson disclaims beneficial ownership. Mr. Richardson has pledged 425,000 of Class B common stock to JP Morgan Chase Bank to secure a personal loan.

(b)	Percent of Class

18.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

2,920,716

(ii)	sole power to dispose or to direct the disposition of

2,920,716

(iii)	shared power to dispose or to direct the disposition of

0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2012	Signature	/s/ Edward J. Richardson
	Name	Edward J. Richardson

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